

10035209

...S
...E COMMISSION
...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41674

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.J. De La Rosa & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10866 Wilshire Blvd., Suite 1650
(No. and Street)

Los Angeles (City) California (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Raitano (310) 207-1975
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Raitano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.J. De La Rosa & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) to before me this 4th day of Feb, 2010 by Arthur Raitano proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

CFO
Title


ANDREW A. PRENTISS
COMM. # 1718307
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 19, 2011

This report contains (check all applicable boxes):**

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
E.J. De La Rosa & Co., Inc and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of E.J. De La Rosa & Co., Inc and Subsidiary (the Company) as of December 31, 2009, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of E.J. De La Rosa & Co., Inc and Subsidiary as of December 31, 2009, and the results of their income and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 14,153,459
Accounts receivable	1,426,773
Marketable securities, at market value	5,946
Receivables from related parties	52,780
Property, equipment and leasehold improvements, net	919,004
Receivable - other	152,750
Municipal bonds owned, at market value	129,229,031
Accrued municipal bond interest	1,375,373
Prepaid incentive compensation	600,000
Prepaid expenses	419,253
Secured demand notes	5,151,674
Total assets	$ 153,486,043

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 1,062,280
Payable to clearing organization	126,563,660
Employee compensation payable	5,426,709
Profit sharing contribution payable	941,279
Payroll taxes payable	174,062
Incentive compensation payable	600,000
Income taxes payable	99,262
Liabilities subordinated to claims of general creditors	6,416,395
Total liabilities	141,283,647
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value, 150,000 shares authorized, 51,373 shares issued and outstanding	748,428
Additional paid-in capital	50,000
Retained earnings	11,432,509
Minority interest	(28,541)
Total stockholders' equity	12,202,396
Total liabilities and stockholders' equity	$ 153,486,043

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Income
For the Year Ended December 31, 2009

Revenues	
Underwriting income	$ 40,546,263
Remarketing	1,929,441
Interest and dividends	4,359,026
Net investment gains (losses)	(1,467)
Other income	4,652,714
Total revenues	51,485,977
Expenses	
Employee compensation and benefits	29,414,309
Underwriting fees	2,571,283
Communications	105,056
Occupancy and equipment rental	416,403
Interest	2,664,742
Other operating expenses	4,710,250
Total expenses	39,882,043
Net income (loss) from operations	11,603,934
Other income (expense)	
Consolidated minority net (income) loss	278,541
Net income (loss) before income tax provision	11,882,475
Income tax provision	147,805
Net income (loss)	$ 11,734,670

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2009

	Amount
Balance at December 31, 2008	$ 5,916,460
Increase:	
Issuance of subordinated notes	2,330,468
Decrease:	
Payment of subordinated notes	(1,830,533)
Balance at December 31, 2009	$ 6,416,395

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Minority interest	Total
Balance at December 31, 2008	$ 440,190	$ 50,000	$ 3,909,336	$ -	$ 4,399,526
Distributions	-	-	(4,211,497)	-	(4,211,497)
Proceeds from issuance of common stock	308,238	-	-	-	308,238
Net increase (decrease) in subsidiary				(28,541)	(28,541)
Net income (loss)	-	-	11,734,670	-	11,734,670
Balance at December 31, 2009	$ 748,428	$ 50,000	$ 11,432,509	$ (28,541)	$ 12,202,396

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$11,734,670
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 115,321	
Minority interest	(28,541)	
(Increase) decrease in assets:		
Accounts receivable	(863,561)	
Marketable securities, at market value	1,467	
Receivables from related parties	153,945	
Receivable - other	(152,750)	
Municipal bonds owned, at market value	(75,413,997)	
Accrued municipal bond interest	(1,042,246)	
Prepaid incentive compensation	(600,000)	
Prepaid expenses	(168,704)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	702,645	
Payable to clearing organization	76,765,857	
Employee compensation payable	3,028,652	
Profit sharing contribution payable	5,202	
Payroll taxes payable	136,214	
Incentive compensation payable	600,000	
Income taxes payable	54,261	
Total adjustments		3,293,765
Net cash and cash equivalents provided by (used in) operating activities		15,028,435
Cash flow from investing activities		
Purchase of property, equipment and leasehold improvements	(157,283)	
Net cash and cash equivalents provided by (used in) investing activities		(157,283)
Cash flow from financing activities:		
Redemptions of secured demand notes	(2,330,468)	
Payments of long-term note payable	(7,402)	
Distributions	(4,211,497)	
Proceeds from secured demand notes	1,796,553	
Proceeds from liabilities subordinated to claims of general creditors	499,935	
Proceeds from issuance of common stock	308,238	
Net cash and cash equivalents provided by (used in) financing activities		(3,944,641)

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2009

(Continued)

Net increase (decrease) in cash and cash equivalents	$10,926,511
Cash and cash equivalents at beginning of year	3,226,948
Cash and cash equivalents at end of year	$14,153,459

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ 2,664,742
Income taxes	$ 93,544

Supplemental disclosures of non-cash transactions:

During the year ended December 31, 2009, the Company extended, issued and retired several subordinated liabilities for a net of $499,935. These subordinated liabilities are collateralized by secured demand notes. (See Note 7).

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accompanying consolidated financial statements of E.J. De La Rosa & Co., Inc. and Subsidiary (the "Company"), include the accounts of E.J. De La Rosa & Co. ("De La Rosa") and its subsidiary De La Rosa/MJW Real Estate Debt Partners, LLC ("MJW"). All significant intercompany accounts and transactions have been eliminated in consolidation.

De La Rosa & Co., Inc. was incorporated in the State of California on June 2, 1989. The company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company has two locations in California.

MJW was organized as a Delaware limited liability company on April 24, 2009, under the name De La Rosa Real Estate Debt Partners, LLC. MJW later changed its name to De La Rosa/MJW Real Estate Debt Partners, LLC by amending its articles of organization on July 13, 2009.

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including securities transactions with an emphasis on municipal bond placements.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

E.J. De La Rosa & Co., Inc and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Remarketing income is recorded when earned.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis. Municipal bonds owned are valued at market value.

Marketing costs are expensed as incurred. For the year ended December 31, 2009, the Company charged $257,661 to other operating expenses for marketing costs.

Property, equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

MJW, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes, MJW is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2009 these securities are carried at their fair market value of $5,946. The accounting for the mark-to-market on proprietary trading is included in the Consolidated Statement of Income as net investment losses of $1,467.

Note 3: PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Automobiles	$ 83,397	5
Computer software	175,840	3
Furniture and fixture	295,626	7
Office equipment	588,672	7
Leasehold improvements	668,974	39
	1,812,509	
Less: Accumulated Depreciation	(893,505)	
Property, equipment and leasehold improvements, net	$ 919,004	

Depreciation expense for the year ended December 31, 2009, was $115,321.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $147,805 represents the minimum California LLC franchise tax and the 1.5% over the minumum tax California imposes on S- Corporations. Similar to the Federal Rules, the net income passes through to the stockholders so that both federal and state taxes are primarily paid on the individual level.

Note 5: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds in which the Company has taken positions. These positions are often short-term, and obtained by credit from the clearing organization. At December 31, 2009, the Company had municipal bond positions of $129,229,031.

Note 6: PAYABLE TO CLEARING ORGANIZATION

As discussed in the Municipal Bonds Owned, At Market Value (Note 5), the Company acquired its municipal bond positions using credit extended from the clearing organization. At December 31, 2009, the credit balance payable to clearing organization was $126,563,660. Since this liability is collateralized by the municipal bond positions, it is not included in aggregate indebtedness for purposes of net capital calculation.

Note 7: RECEIVABLES FROM RELATED PARTIES

The receivables from related parties includes $1,780 advance to one of the Company's shareholders. This receivable is unsecured, non–interest bearing and due on demand.

The receivables from related parties also includes a $51,000 receivable from MJW Real Estate Debt Investor, LLC, the other member in the subsidiary. See Note 9.

Note 8: SUBORDINATED LIABILITIES

Borrowings under the subordination agreements at December 31, 2009 are $5,151,674 with maturity dates ranging from June 1, 2010 to June 30, 2013. The loans under these agreements bear interest rates that average 11% per annum. The liabilities subordinated to the secured demand note and cash collateral agreements were $6,416,395 and have maturity dates that approximate the maturity dates for the borrowings. They bear interest at an average rate of 11%. Interest expense for the year ending December 31, 2009, for these subordinated loans was $696,037.

Note 8: SUBORDINATED LIABILITIES (Continued)

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

The secured demand notes at December 31, 2009, of $5,151,674 are collateralized by cash and municipal bonds valued, net of haircuts, at $6,626,713. The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value Net of Haircuts
Cash and marketable securities	$ 7,010,671	$ 6,626,713

Note 9: INVESTMENT IN SUBSIDIARY

During the year ended December 31, 2009, De La Rosa created a wholly owned subsidiary, De La Rosa Real Estate Debt Partners, LLC. In July of 2009, MJW Real Estate Debt Investor, LLC purchased a 49.9% investment in the subsidiary. The consolidated financial statements include the $28,541 minority interest of MJW Real Estate Debt Investor, LLC.

Note 10: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 10: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.;

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. ;

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securites, at market value	$ 5,946	$ 5,946	$ -	$ -
Municipal bonds owned, at market	129,229,031	129,229,031	-	-
Secured demand notes	5,151,674	5,151,674	-	-
Total	$134,386,651	$ 134,386,651	$ -	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Payable to clearing organization	$126,563,660	$ 126,563,660	$ -	$ -
Subordinated liabilities	6,416,395	6,416,395	-	-
Total	$132,980,055	$ 132,980,055	$ -	$ -

Note 11: INCENTIVE COMPENSATION AGREEMENTS

The Company entered into incentive compensation agreements with two employees effective January 1, 2010, whereby the Company was required to establish a "Good Year Premium Incentive Compensation Account" for the benefit of these employees. Under the terms of the agreements, the amounts in this account are to be paid out to the employees in three equal annual installments commencing on January 1, 2011 and continuing on each anniversary thereof until the account is depleted. The key purpose of the agreement is to provide an incentive for these individuals to remain as employees of the Company. Accordingly, as a condition precedent to earning any entitlement to the amount in the account, the parties must be employed by the Company on each anniversary date that a payment becomes due. For the year ending December 31, 2009 the account was credited with $600,000 and is included on the Consolidated Statement of Financial Condition as Incentive compensation payable.

Since the parties do not earn an interest in the account until the condition precedent has been satisfied, or upon the death of the employee, the Company has established an offsetting prepaid asset account to recognize the unearned nature of the obligation. This account in the amount of $600,000 appears on the Consolidated Statement of Financial Condition as Prepaid incentive compensation.

Note 12: SECURED DEMAND NOTES

The secured demand notes of $5,151,674 and the cash deposit of $1,264,721 at December 31, 2009, are collateral for the subordinated liabilities (see Note 9). The secured demand notes are primarily collateralized with municipal bonds whose fair market value is in excess of the value of the notes. The stockholders own the municipal bonds, and intend to hold them to maturity as long as the subordinated liabilities exist.

Note 13: PROFIT SHARING, 401(K) AND CASH BALANCE PENSION PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on May 1, 1990 and was amended on April 15, 2004, to include a 401(k) plan. All contributions to the plan are made at the discretion of the Company. Total contributions accrued for the year ended December 31, 2009, were $620,779.

Note 13: PROFIT SHARING, 401(K) AND CASH BALANCE PENSION PLAN (Continued)

On May 1, 2002, the Company initiated a cash balance pension plan which requires the company to make minimum pension contributions for the officers and the employees. This plan requires the Company to contribute at least $231,000 plus, 3% of compensation less the first 3 % of the allocated profit sharing contribution, to its officers, and the greater of $100 or, 3% of compensation less the first 3% of the allocated profit sharing contribution, to its employees. Total contributions accrued for the year ended December 31, 2009, were $320,500.

Note 14: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 15: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement and a sublease agreement, for two office spaces in Los Angeles under a noncancellable lease which commenced in September 1, 2006 and expires on August 31, 2013. The Company also entered into an operating lease agreement for an office space in San Francisco under a noncancellable lease which commenced in November 4, 2006 and expires on January 31, 2014.

At December 31, 2009, the minimum annual payments are as follows:

Year Ending December 31,	
2010	$ 409,766
2011	424,285
2012	439,215
2013	354,592
2014 & thereafter	-
	$ 1,627,858

Total rent expense for the year ended December 31, 2009, was $416,403.

Note 15: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company faces an off-balance sheet risk from its variable demand remarketing business. The Company is a remarketing agent and operates on a best efforts basis. The risk faced involves the recognition of of large blocks of inventory if there are difficulties with the locality or liquidity provider. There are no adjustments made to these financial statements for this risk.

Note 16: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Note 16: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

SFAS/ASC No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After Jue 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 17: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $6,615,843 which was $6,062,270 in excess of its required net capital of $553,573; and the Company's ratio of aggregate indebtedness ($8,303,592) to net capital was 1.26 to 1, which is less than the 15 to 1 maximum allowed.

Note 18: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $710,843 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 7,326,686
Adjustments:		
Retained earnings	$ (103,562)	
Non-allowable assets	(567,519)	
Haircuts & undue concentration	(39,762)	
Total adjustments		(710,843)
Net capital per audited statements		$ 6,615,843

E.J. De La Rosa & Co., Inc and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Common stock	$ 748,428	
Additional paid-in capital	50,000	
Retained earnings	11,432,509	
Minority interest	(28,541)	
Total stockholders' equity		$ 12,202,396
Add: Additions to capital		
Minority interest	28,541	
Subordinated liabilities	6,416,395	
Total allowable subordinated liabilities		6,444,936
Total equity & allowable subordinated liability		18,647,332
Less: Non-allowable assets		
Receivables from related parties	(52,780)	
Property, equipment and leasehold improvements, ne	(919,004)	
Receivable - other	(152,750)	
Accounts receivable, non allowable portion	(779,759)	
Accrued interest receivable, non allowable portion	(563,651)	
Investment in subsidiary	30,386	
Prepaid expenses	(419,253)	
Total non-allowable assets		(3,456,811)
Net capital before haircuts		15,190,521
Less: Haircuts and undue concentration		
Haircuts on money markets	(45,443)	
Haircuts on marketable securities, at market value	(892)	
Haircuts on municipal bonds owned, at market value	(7,017,126)	
Undue concentration	(1,511,217)	
Total haircuts & undue concentration		(8,574,678)
Net Capital		6,615,843

See independent auditor's report

E.J. De La Rosa & Co., Inc and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

(Continued)

Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 553,573	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(553,573)
Excess net capital		$ 6,062,270
Ratio of aggregate indebtedness to net capital	1.26 : 1	

There was a difference of $710,843 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 18.

See independent auditor's report

E.J. De La Rosa & Co., Inc and Subsidiary
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to E.J. De La Rosa & Co., Inc and Subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

E.J. De La Rosa & Co., Inc and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to E.J. De La Rosa & Co., Inc and Subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

E.J. De La Rosa & Co., Inc and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
E.J. De La Rosa & Co., Inc and Subsidiary:

In planning and performing our audit of the consolidated financial statements of E.J. De La Rosa & Co., Inc and Subsidiary (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. e

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010

E.J. De La Rosa & Co., Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
E.J. De La Rosa & Co., Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of E.J. De La Rosa & Co., Inc. ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of E.J. De La Rosa & Co., Inc. taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, CA
February 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

E.J. De La Rosa & Co., Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 87,284
SIPC-4 general assessment Payment made on January 8, 2009	(150)
SIPC - 6 general assessment Payment made on July 31, 2009	(27,785)
SIPC-7T general assessment Payment made on February 5, 2010	(59,349)
Total assessment balance (overpayment carried forward)	$ -

E.J. De La Rosa & Co., Inc and Subsidiary

Report Pursuant to Rule 17a-5 (d)

Consolidated Financial Statements

For the Year Ended December 31, 2009